

VIA FACSIMILE AND U.S. MAIL

July 19, 2007

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308

> **Re:** **FirstEnergy Corporation, File No. 333-21011**
> **Ohio Edison Company, File No. 1-2578**
> **The Cleveland Electric Illuminating Company, File No. 1-2323**
> **The Toledo Edison Company, File No. 1-3583**
> **Metropolitan Edison Company, File No. 1-446**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr. Wagner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief